VIA EDGAR

Mr. Kevin Woody, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Arlington Asset Investment Corp.

Form 10-K for fiscal year ended December 31, 2008

Filed March 16, 2009

Form 10-K/A for fiscal year ended December 31, 2008

Filed April 30, 2009

File No. 1-34374

Dear Mr. Woody:

Set forth below is the response of Arlington Asset Investment Corp., a Virginia corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 30, 2009, to Kurt R. Harrington, our Executive Vice President, Chief Financial Officer and Chief Accounting Officer, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008, which was filed with the Commission on March 16, 2009 (the “Form 10-K”), and the Company’s Form 10-K/A for fiscal year ended December 31, 2008, which was filed with the Commission on April 30, 2009 (the “Form 10-K/A”).

For convenience of reference, each comment contained in your letter dated September 30, 2009 is reproduced below in italics and is followed by the Company’s response to each such comment.

Form 10-K for the fiscal year ended December 31, 2008 filed March 16, 2009

General

1. We note that you have incorporated certain disclosure by reference from the FBR Capital Markets Form 10-K. Please file all relevant pages incorporated by reference from the FBR Capital Markets Form 10-K as an exhibit in accordance with Instruction G.1 of Form 10-K and Rule 12b-23(a) of the Exchange Act or tell us why you are not required to.

The Company will file an exhibit only amendment to its Annual Report on Form 10-K that will include Part I, Item I “Business” and Part I, Item IA “Risk Factors” to the FBR Capital Markets Annual Report on Form 10-K that were incorporated by reference into the Company’s report.

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

October 15, 2009

Item 1. Business

Our MBS Portfolio - Investment Strategy, page 6

2. We note your disclosure that the securities issued by Fannie Mae and Freddie Mac have an implied “AAA” rating. In future filings, please also disclose the ratings of securities issued by Ginnie Mae and the average rating of your private mortgage-backed securities holdings. Furthermore, please also disclose the percentages of your total portfolio that your agency-backed and private-label mortgage-backed securities holdings represent, respectively, and the weighted average life of each type. Supplementally, tell us how you plan to comply.

As requested by the Staff, in the Company’s future Quarterly Reports on Form 10-Q and future Annual Reports on Form 10-K, the Company will disclose the ratings of securities issued by Ginnie Mae and the average rating of its private-label mortgage-backed securities holdings. Also as requested by the Staff, in the Company’s future Quarterly Reports on Form 10-Q and future Annual Reports on Form 10-K, the Company will disclose the percentages of its total portfolio that its agency-backed and private-label mortgage-backed securities holdings represent and the weighted average life of each type of these securities. The Company intends to comply with the Staff’s request by adding the requested disclosures to the table currently appearing in the Form 10-K on page 6 under the heading “Item 1. Business—Our Principal Investing Business—Our MBS Portfolio—Investment Strategy.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

3. Please tell us how you considered the disclosures required by Securities Act Industry Guide 3. Specifically, it does not appear that you have included disclosure regarding your investment portfolio, including maturity dates and related weighted-average yields, detail of material issuers, and detail of your short-term borrowings. Please advise.

The Company respectfully acknowledges the Staff’s comment; however, the Company is not a bank holding company and does not engage in material lending or deposit activities. As a result, and consistent with Staff Accounting Bulletin 11K related to the applicability of Article 9 of Regulation S-X and Securities Act Industry Guide 3 (“Industry Guide 3”), the Company does not believe that the referenced disclosure is applicable to it and does not anticipate providing such disclosure in future filings. The Company believes it currently provides all requisite material disclosure.

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

October 15, 2009

Liquidity and Capital Resources

Cash Flows

Sources of Funding, page 65

4. Please tell us the amount of cash and amount of additional collateral that were required to meet margin calls on repurchase agreements during the fiscal year ended December 31, 2008. Further, if material, include such amounts in future filings.

During the year ended December 31, 2008, the Company advises the Staff that the gross amounts that it was required to pledge were $231 million and $443 million in cash and securities, respectively, as additional collateral to meet margin calls for various repurchase agreements. The margin calls ranged from $280,000 to $29 million, representing a daily average of $632,000 and $1.2 million for cash and securities, respectively. Due to the short term nature of the Company’s repurchase activities, 1 to 30 days of maturity, many of the margin calls rolled from period to period; therefore, inflating the Company’s gross amounts for the year. The Company acknowledges the Staff’s request to include such amounts, if material, in future filings.

Item 8. Financial Statements and Supplementary Data

General

5. We note that your 2008 results include the impact of severance and other costs associated with your 25 percent reduction in employees during 2008. However, it does not appear that you have provided the footnote disclosures required by paragraph 20 of SFAS 146, including a description of the exit activity and expected completion date (if not already completed), total liability incurred, income statement line items aggregating such costs, costs incurred and anticipated to be incurred for each reportable segment, and any other disclosures deemed appropriate. Please advise.

As the Company discussed in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 44 of the Form 10-K, the Company’s results of operations included the impact of several actions taken by it during 2008 to position the Company for improved results in the future periods. One of these actions included the 25% reduction in employees throughout the year. The reduction in employees was an attempt to realign the Company’s cost structures to then market conditions that resulted in a significant deterioration in the capital raising transactions and overall reduction in the Company’s investment banking activities, which was a result of the severe deterioration of global economic conditions and not a result of any exit or disposal activities.

The Company’s overall compensation and benefits expense decreased from 2007 to 2008 primarily due to a decrease in variable compensation associated with decreased investment

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

October 15, 2009

banking activities conducted by FBR Capital Markets. The headcount reduction activity was substantially completed by year-end and the impact, which was approximately $2 million of lump sum payment of severance and other costs, was reflected in the Company’s income statement for the period. The Company’s accrued severance and other headcount reduction related liabilities was approximately $400,000 at year-end. Due to the immaterial nature of the headcount reduction activities to the overall financial statements of the Company, the additional disclosure was not considered necessary.

Consolidated Statements of Operations, page F-4

6. Please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X in the presentation of the company’s statement of operations, including the presentation of net interest margin. Refer to SAB 11-K.

The Company respectfully refers the Staff to the Company’s response to Comment 3 and, considering the nature of the Company’s consolidated operations for the year ended December 31, 2008, the presentation of net interest margin for the statement of operations was not considered a meaningful representation of the Company’s operations. Instead, the Company disclosed the net interest margin and related activities in the Results of Operations section where the Company discussed in detail the mortgage-backed securities activities, see pages 55 through 57 of the Annual Report on Form 10-K.

7. We note from your disclosures that you have deconsolidated the operations of First NLC as of January 18, 2008 and believe you have no remaining guarantees of the debt of any other obligation of First NLC. As it appears that you have no continuing involvement with First NLC, please tell us why you have not presented the operations of First NLC as discontinued operations for all periods presented. Refer to paragraph 43 of SFAS 144.

The Company acknowledges the Staff’s comment and notes that the Company was required to deconsolidate First NLC when it was placed into bankruptcy and, given the Company’s lack of control surrounding the resolution of the bankruptcy proceedings, the Company did not qualify for discontinued operations treatment under SFAS 144. The significant facts and related authoritative guidance are outlined in further detail below.

On January 18, 2008, First NLC, the Company’s non-conforming residential mortgage loan origination subsidiary, filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in order to effectuate an orderly liquidation of First NLC’s assets. The filing was made in the United States Bankruptcy Court for the Southern District of Florida, West Palm Beach Division (Bankruptcy Court).

First NLC hired a Chief Restructuring Officer (CRO) during its bankruptcy case. The CRO was responsible for making all day to day decisions regarding the conduct of First NLC’s business while the case was pending in Chapter 11. On May 9, 2008, the bankruptcy case was converted to one under Chapter 7 of the Bankruptcy Code. Deborah Menotte was appointed the Chapter 7 Trustee (Trustee) and became responsible for liquidating the assets of First NLC.

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

October 15, 2009

On April 7, 2009, the Bankruptcy Court entered a final order (Final Order) approving the Company’s completed settlement agreement with the Trustee. The settlement agreement released all claims that the Trustee or the bankruptcy estate of First NLC may have against the Company and its officers, directors, employees and affiliates in exchange for the payment by the Company of approximately $4.0 million, which the Company accrued for as of December 31, 2008. Under the settlement agreement, the Company and each of the officers, directors, employees and affiliates released all claims against the Trustee and the First NLC bankruptcy estate. The Company remitted the settlement payment on April 20, 2009 following the Final Order.

In determining the accounting and disclosure related to First NLC’s bankruptcy, the Company considered various requirements and guidance including ARB 51, SFAS 94 and SFAS 144. The Company deconsolidated First NLC for financial reporting purposes effective January 18, 2008 as required by ARB 51, paragraph 2, (as amended by SFAS 94 and SFAS 144). In considering the applicability of paragraph 43 of SFAS 144, the Company determined that as paragraph 43 of SFAS 144 applies to “a component of an entity that either has been disposed of or is classified as held for sale,” and as the Company intended to dispose of First NLC through a means that it did not control, it was inappropriate to account for and disclose the activities of First NLC as a discontinued operation. Therefore, the Company accounted for its investment in First NLC as a cost method investment, recording all related income or expenses in “loss before income taxes and minority interest” in accordance with the guidance in SFAS 144, paragraphs 7-26.

Notes to Consolidated Financial Statements

Note 4. Financial Instruments and Long-Term Investments

Fair Value Hierarchy

Level 3 Financial Assets and Liabilities, page F-23

8. Please tell us and disclose the gross amount of transfers in and transfers out within your Level 3 roll-forward or provide amounts on a gross basis in a footnote to the table.

During the year ended December 31, 2008, there were no transfers out from Level 3 category. $204,477 represents the gross amount of transfers in to Level 3. The Company will disclose the gross amounts of transfers in and out of Level 3 in future filings, if any.

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

October 15, 2009

Item 15. Exhibits and Financial Statement Schedules, page 78

9. We note certain material contracts that you filed in accordance with Item 601(b)(l0) of Regulation S-K, such as the contracts filed as Exhibits 10.6, 10.7, 10.9, 10.11, 10.14, 10.27 and 10.28, do not have the referenced schedules or exhibits attached. Please explain why the information was omitted or amend the filing as appropriate. Item 601(b)(10) requires you to file all material contracts in their entirety. Please file the complete agreement with your next report or tell us why you believe this information is no longer material to investors.

The Company acknowledges the Staff’s comment and notes that it has reviewed the contracts filed as Exhibits 10.6. 10.7, 10.9, 10.11, 10.14, 10.27 and 10.28 and the schedules and exhibits referenced in each of these contracts. The Company determined that the information in the schedules and exhibits referenced in each of these exhibits is no longer material to investors. The Company’s determination was based on the fact that neither the Company nor any of its subsidiaries has any further obligations under these contracts or the information in the schedules and exhibits referenced in these contracts has been publicly disclosed by the Company.

Signatures, page 82

10. Please tell us if Kurt K. Harrington is also your principal accounting officer or controller. Refer to General Instruction D.(2)(a) of Form 10-K for guidance.

Kurt R. Harrington is the Company’s principal accounting officer and the Company will indicate this title in future filings with the Commission.

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

October 15, 2009

Amendment No. 1 to Form l0-K for the Fiscal Year Ended December 31, 2008 filed April 30, 2009

Item 11. Executive Compensation

Compensation Discussion and Analysis

Compensation Philosophy and Objectives, page 4

11. We note that you did not provide performance-based compensation to your named executive officers in 2008 because “corporate profitability goals were not achieved.” You have not, however, provided a quantitative discussion of all the terms of the necessary targets to be achieved. Please disclose the specific targets and actual results used in determining not to award performance-based compensation or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits its belief that it did disclose specific targets consistent with the disclosure obligations set forth in Item 402 (b) of Regulation S-K, namely that the target was attaining “profitability.” Specifically, the Company highlights for the Staff the disclosure in “Item 11—Executive Compensation” and in the Company’s Definitive Proxy Statement on Schedule 14A, on pages 33 and 34, which includes the following:

On March 27, 2008, the Committee approved the establishment of the 2008 executive bonus pool under our Amended Key Employee Incentive Plan, from which annual performance-based bonuses would be paid, if earned, to our Named Executive Officers. The criterion for the 2008 executive bonus pool was based on “profitability,” defined as our pre-tax net income before deducting the 2008 executive bonus pool. The Committee set the executive bonus pool at 4% of our 2008 profitability, as defined after determining that a 4% executive bonus pool would provide an adequate pay-for-performance incentive for the eligible Named Executive Officers. Individual bonus opportunities for each of the eligible Named Executive Officers were set in March 2008 at a percentage of the executive bonus pool (Mr. Tonkel — 67%, Mr. Harrington — 18% and Mr. Ginivan — 15%).

In February 2009, our executive management reported to the Committee that our pre-tax net income for 2008 would not be positive and, subsequently, performance-based bonuses would not be funded from the executive bonus pool. The primary reason for this result was the severity and unexpected industry-wide impact of the global credit crisis.

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

October 15, 2009

Elements of Executive Compensation

2008 Discretionary Bonuses, page 8

12. We note that in reviewing the performances of Messrs. Tonkel and Harrington, the Compensation Committee determined that they successfully oversaw actions that will be beneficial in the long-term, but that it did not recommend awarding discretionary bonuses. In light of their successful performances, please tell us why you did not award these officers with discretionary bonuses. Provide similar disclosure in future filings, as applicable.

The Company advises the Staff that while the Compensation Committee was cognizant of the significant contributions of Messrs. Tonkel and Harrington, it determined that awarding discretionary bonuses at that time was not in the best interests of the shareholders given the Company’s current financial condition and external economic factors. The Compensation Committee, as is always the case, reserves the right to recognize the significant contributions of Messrs. Tonkel and Harrington during 2008, and other members of management, in a compensatory fashion in future periods.

Summary Compensation Table for 2008, page 12

13. We note that certain named executive officers received base salary increases in 2008 while other named executive officers did not receive an increase. Please expand your discussion of compensation awards to explain specifically why each named executive officer received the base salary award that he did. For example, your discussion of the base salary increases for Messrs. Billings and Ginivan should explain specifically how each factor, such as individual responsibilities, past contributions and market competitiveness, was used to determine individual base salaries and why you decided to award base salaries based on the respective executive officer’s ability to meet those factors. Similar disclosure should be provided to explain why other named executive officers did not receive base salary increases. Please refer to Item 402(b) of Regulation S-K for guidance.

The Company acknowledges the Staff’s comment and respectfully submits its belief that its disclosure was consistent with the obligations set forth in Item 402 (b) of Regulation S-K. Specifically, the Company highlights for the Staff the disclosure in “Item 11—Executive Compensation” and in the Company’s Definitive Proxy Statement on Schedule 14A, on page 33, which includes the following:

In light of the fact that Messrs. Billings and Ginivan would continue to have responsibilities at both our company and FBR Capital Markets, but were expected by the Committee to dedicate more of their professional time to FBR Capital Markets in 2008, the Committee reduced the amount of base salary payable by us in 2008 to these executives. In 2008, Messrs. Billings and Ginivan were paid an aggregate of $1.8 million and $375,000 in base

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

October 15, 2009

salary, respectively, by us and FBR Capital Markets. All of the compensation paid to Messrs. Billings and Ginivan for their services as executive officers of FBR Capital Markets was separately paid by FBR Capital Markets and separately approved by the FBCM Compensation Committee. For a discussion of the compensation paid or awarded to Messrs. Billings and Ginivan for their services as executive officers of FBR Capital Markets you should refer to the information included in the definitive proxy statement filed by FBR Capital Markets with the SEC.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 29

14. We note that you have provided FBR Capital Markets with an unsecured revolving line of credit and that a subsidiary of FBR Capital Markets has provided you with a $200 million uncommitted revolving credit facility. Please tell us if these arrangements are material contracts. If so, please confirm that you will file these agreements as material contract exhibits in your next report. Refer to Item 601(b)(10) for guidance.

The Company’s revolving credit agreement with FBR Capital Market Corporation, where the Company was provided a loan amount of up to $200 million, terminated in March 2008. There were no advances made during 2008 and 2007 under this agreement and consequently the Company does not consider the agreement to be material.

*            *            *

Mr. Kevin Woody, Accounting Branch Chief

United States Securities & Exchange Commission

October 15, 2009

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

—        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and \

—        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (703) 373-0386.

ARLINGTON ASSET INVESTMENT CORP.

By:	/s/ Kurt R. Harrington
Name:	Kurt R. Harrington
Title:	Executive Vice President, Chief Financial
Officer and Chief Accounting Officer

cc:	Mr. Mark Rakip
Ms. Erin Martin
Ms. Sonia Barros
Mr. Ronald Lieberman
Mr. Stephen Connelly